Filed Pursuant to Rule 424(b)(5)
Registration No. 333-185132

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the securities has become effective under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities and are not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 28, 2013

PROSPECTUS    SUPPLEMENT

(To Prospectus dated November 23, 2012)

$

     % Subordinated Notes due 2023

FirstMerit Corporation

FirstMerit Corporation is offering $             aggregate principal amount of              % subordinated notes due 2023, which we refer to as the subordinated notes. The subordinated notes will bear interest at a rate of             % per annum. We will pay interest on the subordinated notes on             and             of each year, beginning                     , 2013. The subordinated notes will be offered in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The subordinated notes will mature on                     , 2023.

The subordinated notes will be our subordinated unsecured obligations and will rank pari passu with all of our future subordinated debt and will be junior to all of our existing and future senior debt. The subordinated notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness.

We intend to use the net proceeds of this offering, together with the net proceeds from an offering of our depositary shares, which we refer to as the Depositary Shares, representing ownership interests in shares of our Series A preferred stock, to purchase from the United States Department of the Treasury, or the U.S. Treasury, in connection with our acquisition, or the Acquisition, of Citizens Republic Bancorp, Inc., or Citizens, Citizens’ outstanding Series A cumulative preferred stock, or Citizens TARP Preferred, which Citizens issued to the U.S. Treasury as part of the Troubled Asset Relief Program, or TARP, at its liquidation preference, plus all accrued, cumulated and unpaid dividends. The consummation of this offering is not conditioned upon the consummation of our Depositary Shares offering or the Acquisition or the purchase of the Citizens TARP Preferred in connection with the Acquisition or any other offering of our securities.

We must redeem all of the subordinated notes if we do not consummate the Acquisition on or prior to June 12, 2013 or such later date as determined by our board of directors, but not later than September 12, 2013, or if the merger agreement related to the Acquisition is terminated at any time prior to that date, for the redemption price discussed below under the caption “Description of the Notes—Redemption—Special Mandatory Redemption.” Otherwise, the subordinated notes will not be redeemable by us prior to maturity.

The subordinated notes will not be subject to repayment at the option of the holders at any time prior to maturity. There will be no sinking fund for the subordinated notes. The subordinated notes will be obligations of FirstMerit Corporation only and will not be obligations of, and will not be guaranteed by, any of FirstMerit Corporation’s subsidiaries.

For a more detailed description of the subordinated notes, see “Description of the Notes.”

We do not intend to apply for a listing of the subordinated notes on any securities exchange or for inclusion of the subordinated notes in any automated quotation system.

The subordinated notes are not deposits and are not insured by the Federal Deposit Insurance Corporation, or FDIC, or any other governmental agency. The subordinated notes are not obligations of, and are not guaranteed by, any of our subsidiaries, including FirstMerit Bank.

Investing in our subordinated notes involves risks. Potential purchasers of the subordinated notes should consider the information set forth in the “Risk Factors” section beginning on page S-15 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Per Subordinated Note	Total
Public offering price (1)%	$
Underwriting discount %	$
Proceeds, before expenses, to us (1)%	$

(1)	Plus accrued interest, if any, from , 2013 if settlement occurs after that date.

The underwriters expect to deliver the subordinated notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, against payment therefor, in New York, New York on or about                     , 2013.

Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets	Barclays	Credit Suisse

The date of this prospectus supplement is                     , 2013.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Some of the information in the prospectus may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both the prospectus supplement and the prospectus combined. As permitted under the rules of the SEC, this prospectus incorporates important business information about FirstMerit that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

Neither we nor the underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. Neither we nor the underwriters are making offers to sell the securities described in this prospectus supplement in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The words “FirstMerit,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our website at http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus supplement, other than documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

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INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•

information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012; June 30, 2012 and September 30, 2012; and

•

our Current Reports on Form 8-K, as filed with the SEC on April 23, 2012, July 20, 2012, August 31, 2012, September 13, 2012, November 23, 2012 (which includes certain historical financial information of Citizens) and January 14, 2013.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of the offerings under this prospectus supplement. We do not and will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Attention: Mr. Thomas P. O’Malley, Investor Relations

Telephone: (330) 384-7020

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FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, and the other documents we incorporate by reference in this prospectus supplement and in the accompanying prospectus, contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, are generally identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “believes,” “estimates” or other similar words or expressions or conditional verbs such as “will,” “would,” “could”, “should” or other similar expressions.

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although we believe that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons.

Risk factors and uncertainties that may cause actual results to differ materially from expected results include, among others: the possibility that regulatory and other approvals and conditions to the Acquisition, including our purchase of the Citizens TARP Preferred and the merger of Citizens’ bank subsidiary into FirstMerit Bank, N.A., or FirstMerit Bank, are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the Acquisition may be required in order to obtain or satisfy such approvals or conditions; the timing of approvals by Citizens’ and FirstMerit’s shareholders; delays in closing the Acquisition; difficulties, delays and unanticipated costs in integrating the Citizens’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of Citizens’, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the Acquisition; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; markets for and terms realizable on the proposed issuances of debt and preferred stock by FirstMerit; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Additional risk factors and uncertainties that may cause actual results to differ materially from expected results include, among others: general and local economic and business conditions; recession or other economic downturns, expectations of and actual timing and amount of interest rate movements, including the shape of the yield curve; market and monetary fluctuations; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; recent and future legislative and regulatory developments; natural disasters; effectiveness of our hedging practices; technology; demand for our product offerings; new products and services in the industries in which we operate; and critical accounting estimates. Other factors are those inherent in originating, selling and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the SEC, the Financial Accounting Standards Board, the Office of the Comptroller of the Currency, or OCC, the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to us including the costs of complying with any such laws and regulations; and our success in executing its business plans and strategies, including efforts to reduce operating expenses, and managing the risks involved in the foregoing.

See “Risk Factors” below and in our Annual Report on Form 10-K incorporated by reference into this prospectus supplement for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus supplement and the accompanying

S-iii

prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

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PROSPECTUS SUPPLEMENT SUMMARY

The following information should be read together with the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the subordinated notes, as well as the tax and other considerations that are important to you in making a decision about whether to invest in the subordinated notes. To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the subordinated notes is appropriate for you.

About FirstMerit Corporation

FirstMerit Corporation is a $15 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended. FirstMerit’s principal business consists of owning and supervising its affiliates.

At September 30, 2012, FirstMerit Bank, FirstMerit Corporation’s principal subsidiary, operated a network of 196 banking offices and 204 automated teller machines. Its offices span a total of 24 counties in Ohio (including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood), six counties in Illinois (including Cook, DuPage, Kane, Lake, McHenry and Will), and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves over 239,000 retail households and commercial businesses in the 15th largest consolidated metropolitan statistical area in the United States by population (which combines the primary metropolitan statistical areas for Cleveland-Elyria-Mentor, Akron, and Ashtabula Ohio). FirstMerit Bank now also operates 44 branches in the Chicago, Illinois area, which is the third largest metropolitan statistical area in the United States by population (the Chicago-Naperville-Joliet, IL-IN-WI area) with a population of over 9.5 million where we serve approximately 54,000 retail households and commercial businesses. FirstMerit and its direct and indirect subsidiaries had 2,733 employees at September 30, 2012.

FirstMerit operates primarily through FirstMerit Bank and its other subsidiaries, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout Ohio, Chicago, Illinois and Western Pennsylvania. See “Where You Can Find More Information” above for additional information about FirstMerit Corporation and its subsidiaries.

Our principal executive offices are located at III Cascade Plaza, Akron, Ohio 44308, and our telephone number is (330) 996-6300. Our Internet site can be accessed at http://www.firstmerit.com. Information contained on our Internet site does not constitute part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus, other than documents that we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Recent Developments

The Acquisition

On September 12, 2012, we and Citizens entered into an Agreement and Plan of Merger, which we refer to as the Merger Agreement. The Merger Agreement provides that Citizens will merge with and into FirstMerit and each share of Citizens common stock will be cancelled and converted into the right to receive 1.37 shares of FirstMerit common stock (except that any shares of Citizens common stock that are owned by Citizens, FirstMerit or any of their respective subsidiaries, other than in a fiduciary capacity, will be cancelled without any consideration therefor). Each outstanding option to acquire, and each outstanding equity award relating to, one share of Citizens common stock will be converted into an option to acquire, or an equity award relating to, 1.37 shares of FirstMerit common stock, as applicable. As a result of the Acquisition, the former shareholders of Citizens will become shareholders of FirstMerit. At the effective time of the Acquisition, subject to U.S. Treasury and Federal Reserve approvals, the Citizens TARP Preferred will be purchased by FirstMerit and converted into the right to receive cash in the aggregate amount equal to the liquidation preference of the TARP Preferred plus all accrued, cumulated and unpaid dividends thereon. As of September 30, 2012, 300,000 shares of Citizens TARP Preferred, with an aggregate liquidation preference of $300.0 million, were issued and outstanding and $44.2 million of dividends had been accumulated but not paid.

Citizens is a diversified banking and financial services company that provides a full range of banking, financial services and wealth management services to individuals and businesses through its subsidiary, Citizens Bank. Citizens Bank conducts operations through 219 offices and 218 ATM locations in Michigan, Wisconsin, and Ohio, with a loan production office in Indiana. As of September 30, 2012, Citizens’ total assets were approximately $9.7 billion and its total shareholders’ equity was approximately $1.36 billion. The principal executive offices of Citizens are located at 328 South Saginaw Street, Flint, Michigan, and its telephone number is (810) 766-7500.

The consummation of the Acquisition is subject to customary conditions, including, among others, (i) approval of the shareholders of each of FirstMerit and Citizens, (ii) absence of any material adverse effect, (iii) absence of any order or injunction prohibiting the consummation of the Acquisition, (iv) the registration statement of FirstMerit filed on Form S-4 having become effective, (v) shares of FirstMerit common stock to be issued in connection with the Acquisition having been approved for listing on the NASDAQ Stock Market, (vi) subject to certain exceptions, the accuracy of representations and warranties with respect to FirstMerit’s and Citizens’ business, as applicable, (vii) compliance with FirstMerit’s and Citizens’ respective covenants, (viii) receipt of customary tax opinions, (ix) receipt of all required regulatory approvals from, among others, various banking regulators of the merger of FirstMerit’s and Citizens’ bank subsidiaries and FirstMerit’s purchase of all outstanding shares of Citizens TARP Preferred, and (x) no materially adverse condition or restriction is included in any such regulatory approval. The Merger Agreement requires that the Acquisition must be completed by June 12, 2013, unless this time is extended to not later than September 12, 2013.

The Merger Agreement also contains certain termination rights for both FirstMerit and Citizens, and further provides that, upon termination of the Merger Agreement under specified circumstances, a party would be required to pay to the other party a termination fee of $37.5 million and the other party’s fees and expenses. See “Risk Factors—Termination of the Merger Agreement may negatively affect us.”

Citizens’ unaudited financial statements as of and for the quarters ended September 30, 2012 and September 30, 2011, and its audited annual financial statements for the periods ended December 31, 2011, 2010 and 2009, are incorporated by reference in this prospectus supplement. The unaudited pro forma condensed combined balance sheet reflecting the Acquisition, as of September 30, 2012, and the unaudited pro forma condensed combined income statement reflecting the Acquisition for the year ended December 31, 2011 and the nine months ended September 30, 2012 are also incorporated by reference in this prospectus supplement. See “Information We Incorporate by Reference” and “Unaudited Selected Pro Forma Condensed Combined Financial Information.”

Depositary Shares Offering

We also expect that we will be offering, in a separate registered public offering in a separate prospectus supplement, Depositary Shares representing interests in shares of our Preferred Stock. We intend to use the net proceeds of the offering of the Depositary Shares, along with the net proceeds from this offering, to purchase, in connection with the Acquisition, all outstanding shares of Citizens TARP Preferred, plus all accrued, cumulated and unpaid dividends. This offering is not, however, contingent upon the closing of the Depositary Shares offering, and the Depositary Shares offering is not contingent upon the closing of this offering. There can be no assurance that the offering of Depositary Shares will be consummated or otherwise completed. This prospectus supplement is not an offer to sell any securities other than the subordinated notes. Any offer to sell the Depositary Shares will be made only by a separate prospectus supplement.

Unaudited Fourth Quarter and Full Year 2012 Financial Results

On January 22, 2013, we and Citizens each released unaudited financial results for the fourth quarter and year ended December 31, 2012.

The selected financial results for us and Citizens described below have not been audited by our and Citizens’ independent registered accounting firm, Ernst & Young LLP, and, as a result, reported results may differ from the unaudited results described below. Our fourth quarter 2012 consolidated financial results should be read in conjunction with our Quarterly Report on Form 10-Q for the period ended September 30, 2012 and our Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference herein. The fourth quarter 2012 consolidated financial results of Citizens should be read in conjunction with the unaudited consolidated financial statements of Citizens for the nine months ended September 30, 2012 and the audited consolidated financial statements of Citizens for the year ended December 31, 2011, as included with our Current Report on Form 8-K filed on November 23, 2012, which is incorporated by reference herein. Information as of and for the fourth quarter ended December 31, 2012 is not necessarily indicative of results for any other periods.

FirstMerit

Net income was $38.2 million, or $0.35 per diluted share, for the fourth quarter 2012. This compares with $35.0 million, or $0.32 per diluted share, for the third quarter 2012 and $30.5 million, or $0.28 per diluted share, for the fourth quarter 2011. For the full year 2012, we reported net income of $134.1 million, or $1.22 per diluted share, compared with $119.6 million, or $1.10 per diluted share in 2011.

Returns on average common equity, or ROE, and average assets, or ROA, for the fourth quarter 2012 were 9.30% and 1.03%, respectively, compared with 8.60% and 0.94%, respectively, for the third quarter 2012 and 7.70% and 0.83% for the fourth quarter 2011.

Net interest margin was 3.58% for the fourth quarter 2012 compared with 3.66% for the third quarter 2012 and 3.85% for the fourth quarter 2011.

Average noncovered loans during the fourth quarter 2012 increased $258.7 million, or 3.16%, compared with the third quarter 2012 and also increased $770.3 million, or 10.04%, compared with the fourth quarter 2011. Average noncovered commercial loans increased $156.8 million, or 2.88%, compared with the prior quarter, and increased $551.0 million, or 10.91%, compared with the year ago quarter. We refer to loans with FDIC loss sharing coverage as covered loans, and refer to loans without the benefit of FDIC loss sharing coverage as noncovered loans.

Average deposits were $11.6 billion during the fourth quarter 2012, an increase of $3.2 million, or 0.03%, compared with the third quarter 2012, and an increase of $178.5 million, or 1.56%, compared with the fourth quarter 2011. During the fourth quarter 2012, average core deposits, which exclude time deposits, increased $109.1 million, or 1.08%, compared with the third quarter 2012 and $598.6 million, or 6.25%, compared with the fourth quarter 2011. Average time deposits decreased $105.9 million, or 6.93%, and decreased $420.1 million, or 22.80%, respectively, over prior and year-ago quarters. For the fourth quarter 2012, average core deposits accounted for 87.73% of total average deposits, compared with 86.82% for the third quarter 2012 and 83.86% for the fourth quarter 2011.

Average investments decreased $6.8 million, or 0.18%, compared with the third quarter 2012 and increased $206.3 million, or 5.93% compared with the fourth quarter 2011.

Net interest income on a fully tax-equivalent, or FTE, basis was $119.1 million in the fourth quarter 2012 compared with $120.7 million in the third quarter 2012 and $123.6 million in the fourth quarter 2011.

Noninterest income, excluding gains on securities transactions of $2.4 million, for the fourth quarter 2012 was $59.2 million, an increase of $4.9 million, or 8.93%, from the third quarter 2012 and an increase of $5.3 million, or 9.79%, from the fourth quarter 2011. The increase in noninterest income in the fourth quarter 2012 was mainly attributable to a $5.0 million gain on covered loans subject to FDIC loss sharing that were paid in full.

Other income, net of $2.4 million in securities gains, as a percentage of net revenue for the fourth quarter 2012 was 33.21% compared with 31.05% for third quarter 2012 and 30.38% for the fourth quarter 2011. Net revenue is defined as net interest income, on an FTE basis, plus other income, less gains from securities sales.

Noninterest expense for the fourth quarter 2012 was $112.2 million, an increase of $3.6 million, or 3.31%, from the third quarter 2012 and a decrease of $11.7 million, or 9.44%, from the fourth quarter 2011. Included in noninterest expense in the fourth quarter 2012 were professional and legal fees of $1.0 million associated with the proposed acquisition of Citizens as well as $2.3 million of fees related to the early termination of Federal Home Loan Bank advances. FDIC expense decreased $3.4 million from the fourth quarter 2011. Included in noninterest expense in the fourth quarter 2011 was $4.9 million of fees related to the early termination of repurchase agreements and Federal Home Loan Bank advances as part of our investment portfolio repositioning strategy and $1.3 million of expense related to an increase in the liability associated with the sale of our Visa Class B shares in 2008.

During the fourth quarter 2012, we reported an efficiency ratio of 62.65%, compared with 61.75% for the third quarter 2012 and 69.46% for the fourth quarter 2011.

Net noncovered charge-offs totaled $7.1 million, or 0.34% of average noncovered loans in the fourth quarter 2012, compared with $14.9 million, or 0.72% of average noncovered loans, in the third quarter 2012 and $13.8 million, or 0.71% of average noncovered loans, in the fourth quarter 2011.

Nonperforming assets totaled $50.2 million at December 31, 2012, a decrease of $13.8 million, or 21.59%, compared with September 30, 2012 and a decrease of $30.9 million, or 38.07%, compared with December 31, 2011. Nonperforming assets at December 31, 2012 represented 0.57% of period-end noncovered loans plus other real estate compared with 0.77% at September 30, 2012 and 1.04% at December 31, 2011.

The allowance for noncovered loan losses totaled $98.9 million at December 31, 2012. At December 31, 2012, the allowance for noncovered loan losses was 1.13% of period-end noncovered loans compared with 1.19% at September 30, 2012 and 1.39% at December 31, 2011. The allowance for credit losses is the sum of the allowance for noncovered loan losses and the reserve for unfunded lending commitments. For comparative purposes, the allowance for credit losses was 1.20% of period-end noncovered loans at December 31, 2012, compared with 1.26% at September 30, 2012 and 1.47% at December 31, 2011. The allowance for credit losses to nonperforming loans was 284.50% at December 31, 2012, compared with 208.11% at September 30, 2012 and 176.50% at December 31, 2011.

Our total assets at December 31, 2012 were $14.9 billion, an increase of $284.2 million, or 1.94%, compared with September 30, 2012 and an increase of $471.3 million, or 3.26%, compared with December 31, 2011.

Total deposits were $11.8 billion at December 31, 2012, an increase of $227.0 million, or 1.97%, from September 30, 2012 and an increase of $327.8 million, or 2.87%, from December 31, 2011. Core deposits totaled $10.4 billion at December 31, 2012, an increase of $328.7 million, or 3.27%, from September 30, 2012 and an increase of $695.6 million, or 7.18%, from December 31, 2011.

Shareholders’ equity was $1.6 billion at December 31, 2012, September 30, 2012, and December 31, 2011. We maintained a strong capital position as tangible common equity to assets was 8.16% at December 31, 2012, compared with 8.18% at September 30, 2012 and 7.86% at December 31, 2011. The cash dividend per common share paid in the fourth quarter 2012 was $0.16.

Citizens

Net income attributable to Citizens’ common shareholders for the fourth quarter 2012 was $17.0 million or $0.42 per diluted share compared with $14.9 million or $0.37 per diluted share for the third quarter 2012, and $12.3 million or $0.31 per diluted share for the fourth quarter 2011. For 2012, Citizens recorded net income attributable to common shareholders of $347.9 million or $8.61 per share compared with a net loss of $16.3 million or $0.41 per share for the prior year. Citizens’ financial results for 2012 include a $275.5 million or $6.82 per share tax benefit related to the elimination of the valuation allowance applicable to the deferred tax asset in the second quarter.

Total assets decreased $138.1 million in the fourth quarter 2012 from the third quarter 2012 as a reduction in loan portfolio balances, which was partially offset by an increase in investment securities balances.

Core deposits of $5.4 billion at December 31, 2012 decreased slightly from the third quarter 2012 as a result of an expected seasonal reduction in public funds balances, but increased $255.8 million, or 4.9% from December 31, 2011. Time deposits decreased $69.5 million, or 3.9%, from the third quarter 2012 and $490.0 million, or 22.3%, from the fourth quarter 2011 due to the intentional non-renewal of high cost rate sensitive retail and brokered balances.

Net interest margin was 3.50% in the fourth quarter 2012, a seven basis point decrease from the third quarter 2012 and a twelve basis point decrease from the fourth quarter 2011. For the year ended December 31, 2012, net interest margin decreased two basis points over the prior year to 3.56%.

Net interest income for the fourth quarter 2012 was $73.2 million, a reduction of $2.6 million from the third quarter 2012 and a decrease of $4.9 million from the fourth quarter 2011. For the year ended December 31, 2012, net interest income decreased $12.3 million compared with the year ended December 31, 2011, primarily due to a reduction in average earning assets.

Nonperforming assets were $68.0 million, a 21% decrease from the end of September 2012 and a 33% decrease from December 2011. Net charge-offs for the fourth quarter 2012 decreased to $16.0 million, compared to $19.2 million for the third quarter 2012 and $32.6 million in the fourth quarter 2011. The provision for loan losses was $4.3 million in the fourth quarter 2012 a decrease from $5.2 million in the third quarter 2012 and $15.0 million in the fourth quarter 2011.

The allowance for loan losses was $110.4 million or 2.10% of portfolio loans at December 31, 2012, compared to $122.1 million or 2.25% at the end of the third quarter 2012, and $172.7 million or 3.12% at the end of 2011.

Total noninterest income was $22.0 million, a reduction of $1.7 million from the third quarter of 2012 and a reduction of $2.3 million from the fourth quarter 2011. For the year ended December 31, 2012, noninterest income was $92.3 million; a decrease of $2.9 million compared with 2011.

Service charges decreased slightly from both the third quarter 2012 and fourth quarter 2011. For the full year, service charges on deposit accounts decreased 5% compared to 2011 as clients changed behavior relative to penalty fees and product choices.

Brokerage and investment fees decreased $0.3 million compared to the third quarter 2012. However, due to focused efforts to increase performance, brokerage and investment fees increased 26% over the fourth quarter 2011, and improved 19% for the year ended December 31, 2012.

Other income decreased compared with the third quarter 2012, primarily due to lower gains on deferred compensation.

The fourth quarter 2012 included a $2.7 million charge related to one commercial loan relationship in the held for sale portfolio, which was partially offset by gains.

Noninterest expense for the fourth quarter 2012 was $6.9 million less than the third quarter 2012 and $1.5 million lower than the fourth quarter 2011. Professional services fees for the fourth quarter 2012 were $4.3 million lower than the third quarter 2012 due to a reduction in merger related expenses. There was an overall recovery in losses on other real estate during the fourth quarter 2012 compared to losses in both the third quarter 2012 and the fourth quarter 2011.

For the year ended December 31, 2012, noninterest expense decreased $12.5 million or 4% from 2011.

The income tax benefit for 2012 totaled $273.0 million, compared with a benefit of $20.3 million for 2011. The majority of the tax benefit in 2012 was recorded in the second quarter as a result of eliminating the deferred tax asset valuation allowance.

The Offering

Issuer	FirstMerit Corporation

Subordinated Notes Offered	$ million aggregate principal amount of % subordinated notes due 2023.

Issue Price	plus accrued interest, if any, from and including , 2013.

Maturity Date	, 2023.

Interest; Interest Payment Dates	% per year payable semiannually in arrears in cash on and of each year, beginning , 2013.

Record Dates	and .

Day Count Convention	30/360

No Guarantees	The subordinated notes will not be guaranteed by any of our subsidiaries. As a result, the subordinated notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking	The subordinated notes will be unsecured and:

•	will be subordinated in right of payment to our existing and future senior debt;

•	will rank pari passu or equally with our future subordinated debt;

•	will be structurally subordinated to all existing and future liabilities of our subsidiaries;

•	will be effectively subordinated to our existing and future secured indebtedness; and

•	will rank senior to any of our obligations that rank junior to our subordinated notes.

As of September 30, 2012, we had senior debt of approximately $1,141.5 million, including Federal Home Loan Bank, or FHLB, advances and repurchase obligations of FirstMerit Bank of approximately $963.4 million, with no subordinated notes outstanding. Our subsidiaries, including FirstMerit Bank had total deposits and other liabilities of approximately $12.7 billion, as of September 30, 2012. As of September 30, 2012, we had total liabilities (including deposits) of approximately $13.0 billion. As of September 30, 2012, Citizens had senior debt of approximately $803.6 million, including FHLB advances and repurchase obligations of Citizens Bank of approximately $42.8 million, which we will assume, and its subsidiaries had debt that will rank structurally senior to the subordinated notes of $91.7 million. As of the same date, Citizens had liabilities that will be subordinated to the subordinated notes of $168.3 million.

The indenture for the subordinated notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities, including secured debt. Our subsidiaries will not guarantee any of our obligations under the subordinated notes.

Sinking Fund	None.

Special Mandatory Redemption	If we do not complete the Acquisition on or prior to June 12, 2013, as such date may be extended by us in our discretion under the indenture to not later than September 12, 2013 in order to complete the Acquisition, or if we terminate the Merger Agreement prior to either such date, we will be required to mandatorily redeem all of the outstanding subordinated notes at a redemption price equal to 101% of the aggregate principal amount of the subordinated notes, plus accrued and unpaid interest to, but excluding, the date of redemption. The requirement for special mandatory redemption will terminate and be of no further force or effect upon the effective time of the Acquisition. See “Risk Factors” and “Description of the Notes—Redemption—Special Mandatory Redemption.”

Form and Denomination	The subordinated notes will be offered in book-entry form only through the facilities of The Depository Trust Company in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Future Issuances	The subordinated notes initially will be limited to an aggregate principal amount of $ . We may, from time to time, without notice to or consent of the noteholders, increase the aggregate principal amount of the subordinated notes outstanding by issuing additional subordinated notes in the future with the same terms as the subordinated notes, except for the issue date and offering price, and such additional subordinated notes shall be consolidated with the subordinated notes issued in this offering and form a single series of subordinated notes.

No Prior Market	The subordinated notes will be new securities for which there is currently no market. In addition, the subordinated notes will not be listed on any securities exchange. Although the underwriters have informed us that they intend to make a market in the subordinated notes, they are not obligated to do so, and may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the subordinated notes will develop or be maintained.

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ million after underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering and from our Depositary Shares offering to purchase, in connection with the Acquisition, all of the outstanding Citizens TARP Preferred, plus all accrued, cumulated and unpaid dividends. Pending final use, we may invest the net proceeds from this offering and from our Depositary Shares offering in short-term, investment grade, interest-bearing securities. See “Use of Proceeds.”

Regulatory Capital	The subordinated notes will not be capital for regulatory purposes until we complete the Acquisition. Upon and following the Acquisition, we will treat the subordinated notes as Tier 2 Capital for regulatory purposes.

Risk Factors	See “Risk Factors” beginning on page S-15 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in the subordinated notes.

U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax considerations of owning the subordinated notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. For a discussion of material United States federal income tax considerations relating to the acquisition, ownership, and disposition of the subordinated notes, see “U.S. Federal Income Tax Considerations.”

Selected Consolidated Historical Financial Data of FirstMerit

The selected consolidated financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from FirstMerit’s audited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. The selected consolidated financial data as of and for the nine months ended September 30, 2012 and September 30, 2011 have been derived from FirstMerit’s unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. In the opinion of FirstMerit management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. Information as of and for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of results for the full years ended December 31, 2012 or 2011 or for any other period. You should read this information in conjunction with FirstMerit’s consolidated financial statements and related notes included in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which are incorporated herein by reference and from which this information is derived, along with the other information incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$385,317	$406,008	$538,256	$542,370	$459,527
Conversion to fully-tax equivalent	8,258	7,055	9,687	9,082	6,869

Interest income*	393,575	413,063	547,943	551,452	466,396
Interest expense	29,717	47,349	58,629	83,851	110,763

Net interest income*	363,858	365,714	489,314	467,601	355,633
Provision for loan losses	42,436	59,340	74,388	88,215	98,433

Net interest income after provision for loan losses*	321,422	306,374	414,926	379,386	257,200
Other income	161,952	165,019	224,757	212,556	210,301
Other expenses	341,432	340,470	464,345	442,860	352,817

Income before federal income taxes*	141,942	130,923	175,338	149,082	114,684
Federal income taxes	37,802	34,808	46,093	37,091	25,645
Fully-tax equivalent adjustment	8,258	7,055	9,687	9,082	6,869

Federal income taxes*	46,060	41,863	55,780	46,173	32,514

Net income	$95,882	$89,060	$119,558	$102,909	$82,170

Per share:
Basic net income	$0.88	$0.82	$1.10	$1.02	$0.90
Diluted net income	$0.88	$0.82	$1.10	$1.02	$0.90
Cash dividends	$0.48	$0.48	$0.64	$0.64	$0.77
Performance Ratios:
Return on total average assets	0.88%	0.82%	0.82%	0.76%	0.76%
Return on average common shareholders’ equity	8.01%	7.73%	7.72%	7.82%	8.09%
Net interest margin—tax-equivalent basis	3.73%	3.84%	3.84%	3.98%	3.58%
Efficiency ratio	64.83%	64.49%	65.74%	64.76%	62.95%
Book value per common share	$14.82	$14.38	$14.33	$13.86	$12.25
Average shareholders’ equity to total average assets	10.95%	10.66%	10.68%	9.73%	9.73%
Dividend payout ratio	54.55%	58.54%	58.18%	62.75%	85.56%

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Balance Sheet Data:
Total assets (at year end or quarter end, as applicable)	$14,628,843	$14,688,278	$14,441,702	$14,134,714	$10,539,902
Long-term debt (at year end or quarter end, as applicable)	178,083	248,006	203,462	326,007	740,105
Daily averages:
Total assets	$14,596,526	$14,451,550	$14,495,330	$13,524,351	$10,794,350
Earning assets	13,014,267	12,722,271	12,728,724	11,756,985	9,925,234
Deposits and other funds	12,667,285	12,635,735	12,637,139	11,868,245	9,475,734
Shareholders’ equity	1,598,987	1,540,363	1,548,353	1,315,621	1,049,925

*	Fully tax-equivalent basis

Selected Consolidated Historical Financial Data of Citizens

The selected consolidated financial data as of and for the years ended December 31, 2011, 2010 and 2009 have been derived from Citizens’ audited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. The selected consolidated financial data as of and for the nine months ended September 30, 2012 and September 30, 2011 have been derived from Citizens’ unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. Information as of and for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of results for the full years ended December 31, 2012 or 2011 or for any other period. See “Where You Can Find More Information.”

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Results of Operations:
Interest income	$282,139	$308,489	$407,819	$484,444	$553,410
Conversion to fully-tax equivalent	4,606	5,813	7,482	10,582	15,574

Interest income*	286,745	314,302	415,301	495,026	568,984
Interest expense	54,536	73,428	94,709	155,380	242,961

Net interest income*	232,209	240,874	320,592	339,646	326,023
Provision for loan losses	18,891	123,801	138,808	392,882	323,820

Net interest income (loss) after provision for loan losses*	213,318	117,073	181,784	(53,236)	2,203
Other income	70,296	70,895	95,257	94,659	63,133
Other expenses	205,494	216,511	283,150	307,087	585,139

Income (loss) before federal income taxes*	78,120	(28,543)	(6,109)	(265,664)	(519,803)
Federal income taxes	(275,514)	(22,779)	(20,258)	12,858	(29,633)
Fully-tax equivalent adjustment	4,606	5,813	7,482	10,582	15,574

Federal income taxes*	(270,908)	(16,966)	(12,776)	23,440	(14,059)

Net income (loss) from continuing operations	349,028	(11,577)	6,667	(289,104)	(505,744)
(Loss) income from discontinued operations (net of income tax)	—	—	—	(3,821)	(8,469)

Net income (loss)	349,028	(11,577)	6,667	(292,925)	(514,213)
Deemed dividend on convertible preferred stock	—	—	—	—	—
Dividend on redeemable preferred stock	(18,127)	(17,088)	(22,985)	(21,685)	(19,777)

Net income (loss) attributable to common shareholders	$330,901	$(28,665)	$(16,318)	$(314,610)	$(533,990)

Per share:
Income (loss) from continuing operations:
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.89)	$(27.11)

Income (loss) from discontinued operations:
Basic net income	$—	$—	$—	$(0.10)	$(0.44)

Diluted net income	$—	$—	$—	$(0.10)	$(0.44)

Net income (loss):
Basic net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)

Diluted net income	$8.19	$(0.73)	$(0.41)	$(7.99)	$(27.55)

Cash dividends	$—	$—	$—	$—	$—
TARP dividends paid	$—	$—	$—	$—	$19,777
TARP dividends accrued, unpaid	18,127	17,088	22,985	21,685	—
Deemed divided on convertible preferred stock	—	—	—	—	—

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)		(Dollars in thousands, except per share data)
Performance Ratios:
Return on total average assets	0.86%	1.36%	0.07%	(2.66)%	(4.24)%
Return on average common shareholders’ equity	54.33	(2.20)	0.94	(30.28)	(43.02)
Net interest margin—tax-equivalent basis	3.57	3.63	3.58	3.31	2.90
Efficiency ratio	65.20	59.89	63.05	67.73	74.21
Book value per common share	26.36	18.03	18.24	18.47	26.85
Average shareholders’ equity to total average assets	13.84	10.33	10.28	11.18	11.91
Dividend payout ratio	—	—	—	—	—
Balance Sheet Data:
Total assets (at year end or quarter end, as applicable)	$9,724,790	$9,600,188	$9,462,849	$9,965,645	$11,595,670
Long-term debt (at year end or quarter end, as applicable)	852,481	855,670	854,185	1,032,689	1,512,987
Daily averages:
Total assets	9,723,587	9,596,275	9,669,597	10,997,062	12,126,968
Earning assets	8,638,390	8,856,072	8,946,187	10,272,769	11,237,214
Deposits and other funds	7,323,753	7,546,615	7,582,742	8,282,629	8,509,676
Shareholders’ equity	1,345,817	991,602	993,761	1,229,945	1,444,733

*	Fully tax-equivalent basis

Unaudited Selected Pro Forma Condensed Combined Financial Information

The following table shows unaudited pro forma financial information about the financial condition and results of operations after giving effect to the Acquisition and the repurchase of the Citizens TARP Preferred. The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if the transactions had occurred on September 30, 2012. The unaudited pro forma condensed combined income statements for the year ended December 31, 2011 and for the nine-month period ended September 30, 2012 give effect to the transactions as if the transactions had become effective at January 1, 2011. The unaudited selected pro forma combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both FirstMerit and Citizens and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, which are incorporated in this document by reference. See “Where You Can Find More Information.”

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of each period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Acquisition.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
(in thousands)
Income Statement
Net interest income	$600,192	$815,391
Provision for loan losses	61,327	213,196

Net interest income after provision for loan losses	538,865	602,195
Other income	232,248	320,014
Other expense	553,031	755,635

Income before income tax expense	218,082	166,574
Income tax expense (benefit)	(234,120)	30,625

Net income	452,202	135,949
Preferred stock dividends	(5,025)	(6,700)

Net income to common shareholders	$447,177	$129,249

As of September 30, 2012
Balance Sheet
Cash and cash equivalents	$626,360
Net loans	14,463,169
Total assets	24,192,988
Deposits	18,879,391
Borrowings	2,398,500
Total shareholders’ equity	2,557,384

RISK FACTORS

An investment in the subordinated notes involves certain risks. You should carefully consider the risks described below and the risk factors and other information concerning our business included in our Annual Report on Form 10-K for the year ended December 31, 2011, as such may be amended or updated in other reports filed by us with the SEC, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the subordinated notes could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Related to the Subordinated Notes

The subordinated notes are unsecured, and subordinated to our existing and future senior debt and secured indebtedness.

The subordinated notes are unsecured, will be subordinated to all our existing and future senior debt, including our secured indebtedness. As of September 30, 2012, we had senior debt of approximately $1,141.5 million, including FHLB advances and repurchase obligations of FirstMerit Bank of approximately $963.4 million, with no subordinated notes outstanding. Our subsidiaries, including FirstMerit Bank, had total deposits and other liabilities of approximately $12.7 billion, as of September 30, 2012. As of September 30, 2012, we had total liabilities of approximately $13.0 billion. As of September 30, 2012, Citizens had senior debt of approximately $803.6 million, including FHLB advances and repurchase obligations of Citizens Bank of $42.8 million, which we will assume, and its subsidiaries, had debt which will rank structurally senior to the subordinated notes of $91.7 million. As of September 30, 2012, Citizens had liabilities that will be subordinated to the subordinated notes of $168.3 million. We may incur substantial additional indebtedness, including additional senior debt and indebtedness ranking on a parity with the subordinated notes in the future, including through the Acquisition.

In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the subordinated notes will be entitled to be paid in full from our assets before any payment may be made with respect to the subordinated notes. Holders of the subordinated notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same ranking as the subordinated notes based upon the respective amounts owed to each holder or creditor. In any of the foregoing events, we may not have sufficient assets to pay amounts due on the subordinated notes. As a result, if holders of the subordinated notes receive any payments, they may receive less, ratably, than holders of secured indebtedness. See “Description of the Notes”.

Although FirstMerit does not currently have outstanding any secured indebtedness for money borrowed, the indenture governing the subordinated notes does not preclude us from issuing secured debt in the future. Our subsidiaries currently have and will continue to incur secured debt.

The subordinated notes will be our obligations and not obligations of our subsidiaries and will be structurally subordinated to the debt of our subsidiaries, which will not guarantee the subordinated notes.

The subordinated notes are not guaranteed by any of our subsidiaries. Our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the subordinated notes to benefit indirectly from such distribution, will be subject to the prior claims of depositors and creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. The subordinated notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries. As of September 30, 2012, FirstMerit Bank’s total deposits and total borrowings (including deposits) were approximately $11.5 billion and $13.0 billion, respectively. At September 30, 2012, our subsidiaries’ total deposits and borrowings were approximately $12.7 billion. Our subsidiaries may incur additional debt and liabilities in the future, all of which would be structurally senior to the subordinated notes.

Statutory, contractual, regulatory or other restrictions also limit our subsidiaries’ ability to pay dividends or make distributions, payments, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the subordinated notes.

We are a holding company and depend on our subsidiaries for funds to pay principal and interest on the subordinated notes.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our shareholders and to pay principal and interest on our outstanding debt, is dividends from our banking subsidiary, FirstMerit Bank.

Like all national banks, FirstMerit Bank would be required to obtain the prior approval of its primary regulator, the OCC, to declare and pay a dividend to FirstMerit generally, if the total of all dividends declared by it in any calendar year would exceed the sum of its net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Under the foregoing dividend restrictions, and while maintaining its “well-capitalized” status, as of September 30, 2012, FirstMerit Bank could pay aggregate dividends of approximately $220.7 million without obtaining prior OCC approval. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods. If FirstMerit Bank is unable to make dividend payments to us and sufficient cash or liquidity is not otherwise available, we may not be able to make principal and interest payments on our outstanding debt.

We have made only limited covenants in the indenture for the subordinated notes, and these limited covenants may not protect your investment.

The indenture for the subordinated notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the subordinated notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit us or our subsidiaries’ incurrence of indebtedness that would effectively rank senior to, or on a parity with the subordinated notes;

•	limit us or our subsidiaries’ ability to incur secured indebtedness or other indebtedness that would effectively rank senior to the subordinated notes;

•	restrict our subsidiaries’ ability to issue securities or incur indebtedness or obligations that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to pay dividends or other distributions and payments on our securities, or to redeem or repurchase our securities;

•	restrict us or our subsidiaries from pledging our respective assets; or

•	restrict our ability to make investments.

Furthermore, the indenture for the subordinated notes contains only limited protections in the event of a change in control and similar transactions. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations that could substantially affect our capital structure and the value of the subordinated notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the subordinated notes as a significant factor in evaluating whether to invest in the subordinated notes.

Holders of the subordinated notes will have limited rights if there is an event of default.

Payment of principal on the subordinated notes may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization involving us or the receivership of FirstMerit Bank. There is no right of acceleration in the case of default in the payment of principal or interest on the subordinated notes or in the performance of any of our other obligations under the subordinated notes. Our regulators can, in the event we become subject to an enforcement action, require FirstMerit Bank to not pay dividends to us, and to prevent payment of interest or principal on our subordinated notes and trust preferred securities and any dividends on our capital stock, but such limits will not permit acceleration of the subordinated notes.

If we do not complete the Acquisition within the timeframes set out in the indenture governing the subordinated notes, we will be required to redeem the subordinated notes. As a result, you may not obtain your expected return on the subordinated notes, and you may not be able to reinvest the redemption proceeds in a similar security or in securities with similar interest rates or yields.

Our ability to consummate the Acquisition is subject to various closing conditions, many of which are beyond our control. If we are not able to consummate the Acquisition on or prior to June 12, 2013, as such date may be extended by us in our discretion under the indenture governing the subordinated notes to not later than September 13, 2013, or the Merger Agreement is terminated at any time on or prior to such dates, we will be required to redeem all subordinated notes at a redemption price equal to 101% of the aggregate principal amount of such subordinated notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the Special Redemption Date. However, there is no escrow account or security interest for the benefit of the subordinated noteholders and it is possible that we will not have sufficient financial resources available to satisfy our obligations to redeem the subordinated notes.

Also, upon a special mandatory redemption, you may not realize the return you expected on the subordinated notes and you may not be able to reinvest the redemption proceeds in a similar security with similar interest rates or yields. See “Description of the Notes—Special Mandatory Redemption.”

If an active and liquid trading market for the subordinated notes does not develop or continue, the market price of the subordinated notes may decline and you may be unable to sell your subordinated notes.

The subordinated notes are a new issue of securities for which there is currently no public market. We do not intend to list the subordinated notes on any national securities exchange. An active trading market may not develop for the subordinated notes. Although the underwriters have indicated that they intend to make a market in the subordinated notes, they may, in their discretion, discontinue market making activities at any time. Even if a trading market for the subordinated notes develops, the market may not be liquid. If an active trading market does not develop or continue, you may be unable to resell your subordinated notes or may only be able to sell them at a substantial discount.

Our credit ratings may not reflect all risks of an investment in the subordinated notes.

Actual or anticipated changes in the credit ratings assigned to the subordinated notes may not reflect all risks related to our business, the structure and other factors on any trading market, if any, for, or trading value of, the subordinated notes. In addition, actual or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, the subordinated notes. Moreover, ratings do not reflect market prices or suitability of a security for a particular investor. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the subordinated notes and the suitability of investing in the subordinated notes in light of your particular circumstances. Credit ratings are not a recommendation to buy, sell or hold any securities, including the subordinated notes, and may be revised or withdrawn at any time by the credit rating organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit rating for us and our securities, including the subordinated notes, based on their overall view of our industry. If a rating on the subordinated notes, us or our other securities is lowered by a rating agency in the future, the trading price of the subordinated notes could decline significantly.

On September 13, 2012, Moody’s Investor Service placed the ratings of FirstMerit on review for downgrade, and Standard & Poor’s placed our ratings on watch. A further downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the subordinated notes, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of our securities to decline significantly.

The subordinated notes will not be insured by the FDIC.

The subordinated notes will not be deposits and will not be insured by the FDIC or any other governmental agency.

The price at which you will be able to sell your subordinated notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

We believe that the value of the subordinated notes in any secondary market will be affected by the supply and demand of the subordinated notes, their interest rate, ranking and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe certain effects we anticipate on the market value of the subordinated notes of a change in certain factors, assuming all other conditions remain constant.

United States interest rates. We expect that the market value of the subordinated notes will be affected by changes or anticipated changes in United States interest rates, including the shape of the yield curve. In general, for example, if United States interest rates increase, the market value of the subordinated notes may decrease.

Our credit rating, financial condition and results. Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the subordinated notes. See “—Our credit ratings may not reflect all risks of an investment in the subordinated notes.”

The effect of any changes in such factors could be offset, in whole or in part, by other changes. For example, an improvement in our credit rating could be offset by increases in interest rates.

Risks Relating to the Acquisition

The success of the Acquisition will depend on a number of uncertain factors.

Consummation of the Acquisition is subject to receipt of required regulatory approvals, including approvals of the Federal Reserve and the OCC, and the satisfaction of other closing conditions. The success of the Acquisition will depend on a number of factors, including, without limitation:

•

the necessary regulatory approvals to consummate the Acquisition not containing terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, the Company or FirstMerit Bank;

•	our ability to access the necessary capital on a timely basis to purchase and retire all of the Citizens TARP Preferred at its liquidation value plus all accrued, accumulated and unpaid dividends;

•	our ability to successfully integrate Citizens into FirstMerit’s current operations, including converting Citizens’ products and systems to FirstMerit products and services;

•	our ability to retain Citizens’ customers, and their loan, deposits and other businesses;

•	the credit quality of loans and other assets acquired from Citizens;

•	our ability to retain appropriate Citizens’ personnel in connection with the Acquisition;

•	our ability to attract new deposits and to generate new interest earning assets in Citizens’ former markets without incurring unacceptable credit or interest rate risk;

•	our ability to control noninterest expenses from Citizens in a manner that enables us to maintain a favorable overall efficiency ratio; and

•	our ability to earn acceptable levels of noninterest income, including fee income, from Citizens’ former customers.

No assurance can be given that we will be able to integrate Citizens successfully, that the Acquisition will not expose us to unknown material liabilities, that the operation of Citizens former business will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas, or that we will be able to manage growth resulting from the Acquisition effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

Deposit and loan run-off rates could be substantially different than what we have projected in connection with our planning for the Acquisition and the integration of Citizens.

Deposit run-off is expected to occur following the closing of the Acquisition. While we believe we assumed a reasonable deposit run-off rate for purposes of valuing the transaction, actual run-off could be higher. Similarly, we may lose loan relationships acquired in the Acquisition.

We will need to convert Citizens’ products and systems to our products and systems. Problems or errors in the customer account conversion process, and customer interface required to replace certain Citizens products and services with comparable products and services of FirstMerit Bank, could adversely affect customer relationships, increase run-off of deposit and loan customers and result in unexpected charges and costs. Similarly, run-off could increase if we are not able to cost-effectively service particular Citizens’ loans, deposits or other products or services with special features. An unanticipated increase in customer run-off rates could increase the effective cost to us of the Acquisition.

The credit quality of loans associated with the Acquisition may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the Merger Agreement, FirstMerit Bank will acquire Citizens’ loans, which were approximately $5.4 billion at September 30, 2012. As part of our due diligence on Citizens, we reviewed samples of Citizens’ loans and made estimated marks for credit and interest risks. Our examination of these loans was made using the same criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. However, no assurance can be given as to the future performance of Citizens’ loans.

We face risks related to lending funds acquired in the Acquisition.

Our and FirstMerit Bank’s strategic plan focuses on the continued development and growth of a diversified loan portfolio, with emphasis on commercial loans made to borrowers within FirstMerit Bank’s market areas. Certain risks are inherent in the lending function, including a borrower’s inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans arises from changing economic conditions in particular geographic areas, businesses or industries that impair the operating performance of commercial borrowers. Risks associated with commercial real estate loans and general business loans also include changes in general economic conditions that affect underlying collateral values. Consumer loans also are subject to repayment risk and undercollateralization (in the case of secured consumer loans) caused by changing economic conditions.

Termination of the Merger Agreement may negatively affect us.

If the Merger Agreement is terminated, we may suffer adverse consequences, including the adverse impact on our business due to the focus of management on the Acquisition, without realizing any of the anticipated benefits of completing the Acquisition, as well as a decline in the market price for our securities (including our subordinated notes), to the extent that the market price prior to termination reflects a market assumption that the Acquisition will be completed. The Merger Agreement also contains certain termination rights for both FirstMerit and Citizens, and further provides that, upon termination of the Merger Agreement under specified circumstances, a party would be required to pay to the other party a termination fee of $37.5 million and the other party’s fees and expenses. If the Merger Agreement is terminated, we will not purchase the Citizens TARP Preferred, and we will be required to redeem the subordinated notes. “See Risk Factors—We will be required to redeem our subordinated notes if the Merger Agreement is terminated or we do not complete the Acquisition prior to June 12, 2013, unless we extend the date for completion to not later than September 12, 2013. Upon a special mandatory redemption you may not be able to invest the redemption proceeds in a similar security or securities with similar rates or yields.”

We may fail to realize all the anticipated benefits of the Acquisition.

The success of the Acquisition will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the our business and Citizens’ and to combine our business and Citizens’ in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Citizens nor decreasing revenues due to loss of customers. However, to realize these anticipated benefits and cost savings, we must successfully combine our business and Citizens’ business. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the Acquisition may not be realized fully or at all or may take longer to realize than expected.

We and Citizens have operated and, until the completion of the Acquisition, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, which could adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Acquisition. The anticipated cost savings from the Acquisition are largely expected to derive from our absorption of many of Citizens’ back-office and other duplicative administrative functions. It is possible that the integration process could result in the loss of key employees who may then receive severance benefits, the disruption of each company’s ongoing business that adversely affects our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Acquisition. Integration efforts between the two companies will also require significant management attention and resources that will not be available for normal operations. In addition, the Acquisition and integration will result in us entering several markets where we do not currently have a meaningful presence and could result in deposit and other customer losses. An expected benefit from the Acquisition is an expected increase in the revenues of the combined company from anticipated sales of our wider variety of financial products and services, and from increased lending out of the combined company’s larger capital base and legal lending limits. An inability to successfully market our products to Citizens’ customer base could cause the earnings of the combined company to be less than anticipated. Integration matters and the transition to us could have an adverse effect on each of Citizens and us during the pre-Acquisition transition period and on us for an undetermined period after consummation of the Acquisition.

Pending litigation against Citizens, FirstMerit and the current members of Citizens’ board of directors could result in an injunction preventing completion of the Acquisition or the payment of damages in the event the Acquisition is completed.

Between September 17, 2012 and October 5, 2012, purported individual shareholders of Citizens filed six purported class action lawsuits in the Circuit Court of Genesee County, Michigan, which have now been consolidated as In re Citizens Republic Bancorp, Inc. Shareholder Litigation, Case No. 12-99027-CK. The lawsuits name as defendants Citizens, each of the current members of Citizens’ board of directors and FirstMerit. The complaints allege that the director defendants breached their fiduciary duties by failing to obtain the best available price in connection with the Acquisition, by not utilizing a proper process to evaluate the Acquisition and by agreeing to protective devices that ensure that no entity other than FirstMerit will seek to acquire Citizens. They also allege that FirstMerit and, in some of the lawsuits, Citizens, aided and abetted those alleged breaches of fiduciary duty. The complaints seek declaratory and injunctive relief to prevent the consummation of the Acquisition, rescissory damages and other equitable relief. If the plaintiffs are successful in obtaining an injunction prohibiting the completion of the Acquisition, then such injunction may prevent the Acquisition from being completed, or from being completed within the expected timeframe.

The Acquisition is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on us following the Acquisition.

Before the Acquisition may be completed, various approvals or consents must be obtained from the Federal Reserve and the OCC, which may impose conditions on the completion of the Acquisition or require changes to the terms of the Acquisition. Such conditions or changes could delay completion of the Acquisition or impose additional costs on us or limit our revenues following the Acquisition and might have a material adverse effect on our business, financial condition or results of operations following the Acquisition. The OCC’s approval of the Acquisition is a condition to the Acquisition. See “Regulatory Considerations — Regulatory Approvals Required for the Acquisition.”

We will be expanding our operations into new geographic areas.

Portions of the market areas represented by Citizens, including those in Michigan and Wisconsin, are areas in which we currently conduct limited or no banking activities. In particular, Citizens has significant operations in Michigan, where we have a very limited presence. We must effectively integrate these new markets to retain and expand the business currently conducted by Citizens. Our ability to compete effectively in the new markets will be dependent on our ability to understand the local market and competitive dynamics and identify and retain employees from Citizens who know their markets and customers better than we do.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of approximately $             after underwriting discounts and commissions and estimated expenses. We intend to use the net proceeds from this offering, together with the net proceeds from our Depositary Shares offering, to purchase, in connection with the Acquisition, all of the outstanding Citizens TARP Preferred, plus the payment of all accrued, cumulated and unpaid dividends. See “Prospectus Supplement Summary—Recent Developments” above. As of September 30, 2012, 300,000 shares of Citizens TARP Preferred, each with a liquidation preference of $1,000, were issued and outstanding and $44.2 million of dividends had been accumulated but not paid. The Citizens TARP Preferred currently pays a cumulative dividend rate of 5% per annum. Any remaining net proceeds from this offering and from our Depositary Shares offering will be used for general corporate purposes. Pending final use, we may invest the net proceeds from this offering and from our Depositary Shares offering in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of September 30, 2012:

•	on an actual basis;

•

on an as adjusted basis to give effect to: (i) the issuance and sale of $             in aggregate principal amount of the subordinated notes to be issued in this offering; (ii) the issuance and sale of Depositary Shares issued in the Depositary Shares offering (assuming the underwriters’ option to purchase additional Depositary Shares is not exercised); (iii) the receipt of the net proceeds by us, after deducting the underwriters’ discounts and estimated offering fees and expenses payable by us, in connection with this offering and the offering of the Depositary Shares; (iv) the use of the net proceeds from this offering and the Depositary Shares offering, plus cash on hand, to purchase the Citizens TARP Preferred as described in “Use of Proceeds”; and (v) the consummation of the Acquisition.

The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus and in conjunction with the “Selected Consolidated Historical Financial Data of FirstMerit,” the “Selected Consolidated Historical Financial Data of Citizens” and the “Unaudited Selected Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the pro forma financial information included in Exhibit 99.1 to FirstMerit’s Current Report on Form 8-K filed with the SEC on January 14, 2013, which is incorporated herein by reference.

	As of September 30, 2012
	(unaudited) (dollars in thousands)
	Actual	As Adjusted
Cash and cash equivalents	$238,417

Borrowings	$1,141,538

Shareholders’ Equity:
Serial preferred stock, without par value: authorized and unissued 7,000,000 shares on an actual basis and shares of % Non-Cumulative Perpetual Preferred Stock, Series A, without par value, issued and outstanding on an as adjusted basis	—
Common stock, without par value; authorized 300,000,000 shares; issued: September 30, 2012—115,121,731 shares issued and outstanding	127,937
Capital surplus	473,781
Retained earnings (deficit)	1,175,001
Accumulated other comprehensive gain (loss)	(13,900)
Treasury stock, at cost: September 30, 2012—5,468,853 shares	(138,115)

Total Shareholders’ equity	1,624,704

Total capitalization	$2,766,242

REGULATORY CONSIDERATIONS

General

As a bank holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to FirstMerit Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our board of directors on any operating deficiencies that they may identify. While the Federal Reserve historically has expected bank holding companies to act as a source of strength to their bank subsidiaries, effective July 21, 2011, we are required by the Dodd-Frank Wall Street Reform and Consumer Protection Act to act as a source of strength for FirstMerit Bank and for any other depository institution subsidiary we may have in the future.

FirstMerit Bank is examined and supervised by the OCC, the Bureau of Consumer Financial Protection and its deposits are insured by the FDIC. FirstMerit Bank is a member of, and owns stock in, the Federal Home Loan Bank, or FHLB, of Cincinnati and also owns stock in the FHLB of Chicago.

Our relationships with our depositors, borrowers and other customers are also regulated by federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering, the ownership of deposit accounts and various trust and other customer relationships governed by state laws.

For a discussion of the material of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to FirstMerit, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Funds and not for the protection of our security holders. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business, financial condition (including capital adequacy) and results of operations.

Regulatory Capital Treatment

We are required by the Federal Reserve to maintain certain levels of capital for bank regulatory purposes. We expect that upon the consummation of the Acquisition, the subordinated notes will be treated as Tier 2 capital of FirstMerit. Prior to that time, the subordinated notes will not be treated as regulatory capital.

Regulatory Approvals Required for the Acquisition

Completion of the Acquisition is subject to prior approval by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHC Act. The merger of Citizens Bank into FirstMerit Bank is subject to prior approval by the OCC under the Bank Merger Act.

The necessary applications were filed by FirstMerit and FirstMerit Bank on October 11, 2012, and are being processed by the Federal Reserve and the OCC, respectively. The Federal Reserve has informed FirstMerit that its BHC Act application is subject to Federal Reserve Board approval consistent with Federal Reserve policy due to a protest. FirstMerit responded to the protest in November 2012. FirstMerit’s BHC Act application to the Federal Reserve included a request for approval of FirstMerit’s purchase of the Citizens TARP Preferred in connection with the Acquisition.

DESCRIPTION OF THE NOTES

The subordinated notes will be a series of our subordinated debt securities. The subordinated notes will be issued under an indenture, or the base indenture, dated as of                     , 2013, and supplemented by a first supplemental indenture, to be entered into before the issuance of the subordinated notes, dated as of                     , 2013, between us and Wells Fargo Bank, National Association as trustee, or the trustee. We refer to the base indenture, together with the first supplemental indenture, as the indenture. The trustee’s main role is to enforce your rights against us if we default. The following description of the subordinated notes and the indenture may not be complete and is subject to and qualified in its entirety by reference to all of the provisions of the subordinated notes and the indenture. Wherever we refer to particular sections or defined terms of the indenture, it is our intent that those sections or defined terms will be incorporated by reference in this prospectus supplement. We urge you to read these documents because they, and not this description, define your rights as a holder of the subordinated notes. For purposes of this section, references to “FirstMerit,” “we,” “us” or “our” include only FirstMerit Corporation and not any of its subsidiaries.

General

The subordinated notes will be unsecured and will be subordinated, as described below. The subordinated notes will mature at 100% of their principal amount on                     , 2023, or the maturity date. The subordinated notes will not be entitled to any sinking fund. The subordinated notes will be issued in fully registered book-entry form without coupons and in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for the listing of the subordinated notes on any securities exchange.

Payments of principal and interest to owners of the book-entry interests are expected to be made in accordance with the procedures of The Depository Trust Company, or DTC, and its participants.

The indenture contains no covenants or restrictions restricting the incurrence of debt by us or by our subsidiaries. The indenture contains no financial covenants and does not restrict us from paying dividends or issuing or repurchasing or redeeming other securities, and does not contain any provision that would provide protection to the holders of the subordinated notes against a sudden and dramatic decline in credit quality resulting from a merger, takeover, recapitalization or similar restructuring or any other event involving FirstMerit or its subsidiaries that may adversely affect the credit quality of FirstMerit.

The subordinated notes will not be capital for regulatory purposes until we complete the Acquisition. Upon and following the Acquisition, we will treat the subordinated notes as Tier 2 capital for regulatory capital purposes.

The subordinated notes are not deposits and are not insured by the FDIC or any other governmental agency. The subordinated notes are not obligations of, and are not guaranteed by, any of our subsidiaries, including FirstMerit Bank.

Interest

The subordinated notes will bear interest at an annual rate equal to     %. Interest on the subordinated notes will be payable semi-annually in arrears on              and              of each year (we refer to each such date as an interest payment date), beginning on                     , 2013, to the persons in whose names the subordinated notes are registered at      p.m., New York City time, on the preceding             and              of each year. Interest on the subordinated notes at the maturity date will be payable to the persons to whom principal is payable. Interest on the subordinated notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest payments on the subordinated notes will be the amount of interest accrued from and including                     , 2013 or the most recent interest payment date on which interest has been paid to but excluding the interest payment date or the maturity date, as the case may be.

If an interest payment date or the maturity date falls on a day that is not a business day, the related payment of interest and principal will be made on the next day that is a business day, and no interest on the subordinated notes or such payment will accrue for the period from and after such interest payment date or maturity date, as the case may be.

When we refer to a “business day” with respect to the subordinated notes, we mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in Akron, Ohio or The City of New York are authorized or required by law, regulation or executive order to close.

Subordination

The obligation of FirstMerit to make payments of principal and interest on the subordinated notes will be subordinate and junior in right of payment to all of our existing and future senior unsecured obligations, and will rank pari passu with our future subordinated debt. The indenture does not restrict us in any way now or in the future from incurring senior debt or indebtedness that would be pari passu with or subordinate to the subordinated notes.

The indenture defines “senior indebtedness” as:

•	our obligations for money borrowed or purchased;

•	indebtedness evidenced by bonds, debentures, notes or similar instruments;

•	similar obligations arising from off-balance sheet guarantees and direct credit substitutes;

•	reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities;

•	obligations issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

•	capital lease obligations;

•

obligations associated with derivative products including but not limited to securities contracts, foreign currency exchange contracts, swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts and similar financial instruments; and

•	debt of others described in the preceding clauses that we have guaranteed or for which we are otherwise liable,

unless, in any case in the instrument creating or evidencing any such indebtedness or obligation, or pursuant to which the same is outstanding, it is provided that such indebtedness or obligation is not superior in right of payment to the subordinated notes or to other debt that is pari passu with or subordinate to the subordinated notes.

Senior indebtedness does not include:

•	trade accounts payable and accrued liabilities arising in the ordinary course of business, which will rank equally in right of payment and upon liquidation with the subordinated notes;

•	any debt of ours which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

•	any debt of ours to any of our subsidiaries;

•	any debt to any employee of ours; or

•	any other debt securities issued pursuant to our indenture (except if such debt securities are not, or no longer are, subject to the subordination provision of such indenture).

Upon any payment or distribution of assets to creditors in case of FirstMerit’s liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or any bankruptcy, insolvency, or similar proceedings, all holders of our senior indebtedness will be entitled to receive payment in full of all amounts due before the holders of the subordinated notes will be entitled to receive any payment of principal or interest on their subordinated notes. In addition, no payment on account of principal or interest on the subordinated notes shall be made by the FirstMerit if, at the time of such payment or immediately after giving effect thereto, there shall have occurred an event of default with respect to any senior indebtedness of FirstMerit, permitting the holders thereof (or a trustee on behalf of the holders thereof) to accelerate the maturity thereof, or an event that, with the giving of notice or the passage of time or both, would constitute such event of default, and such event of default shall not have been cured or waived.

Since we are a holding company, our rights and the rights of our creditors, including holders of the subordinated notes, to participate in the assets of any of our subsidiaries upon the liquidation or reorganization of any of our subsidiaries will be subject to prior claims of the creditors of any such subsidiary, including, in the case of FirstMerit Bank, its depositors, except to the extent that we are a creditor of such subsidiary with recognized claims against the subsidiary. Claims on our subsidiaries by creditors other than us may include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

Special Mandatory Redemption

If we do not complete the Acquisition on or prior to June 12, 2013, as such date may be extended by us in our discretion under the indenture to not later than September 12, 2013 in order to complete the Acquisition, or if we terminate the Merger Agreement prior to either such date, we will be required to mandatorily redeem all of the outstanding subordinated notes at a redemption price equal to 101% of the aggregate principal amount of the subordinated notes, plus accrued and unpaid interest to, but excluding, the date of redemption. Otherwise, the subordinated notes will not be redeemable prior to maturity.

If, for any reason, (i) the Acquisition is not completed on or prior to the Outside Date or (2) the Merger Agreement is terminated prior to the Outside Date, we will be required to mandatorily redeem all of the subordinated notes on the Special Redemption Date at the Special Redemption Price. Notice of a special redemption will be mailed or electronically delivered according to the procedures of DTC by us (with a copy to the trustee) promptly after the occurrence of the event triggering such redemption to each registered holder in accordance with the indenture; provided that notice to each registered holder (and a copy to the trustee) of such redemption may be given less than 30 days but in any event not less than two business days prior to the Special Redemption Date. On the date that funds sufficient to pay the Special Redemption Price of the subordinated notes on the Special Redemption Date are deposited with the paying agent or the trustee, the subordinated notes will cease to accrue interest and, other than the right to receive the Special Redemption Price, all rights under the subordinated notes will terminate.

For purposes of the foregoing discussion of a special redemption, the following definitions are applicable:

“Merger Agreement” means the Agreement and Plan of Merger, dated as of September 12, 2012, between FirstMerit and Citizens, as may be amended from time to time.

“Outside Date” means June 12, 2013, or such later date as may be determined by our board of directors, which is not later than September 12, 2013. The Outside Dates are the same as the outside dates provided in the Merger Agreement.

“Special Redemption Date” means the earlier to occur of (1) the Outside Date, if the Acquisition has not been completed on or prior to the Outside Date, or (2) the 15th day (or if such day is not a business day, the first business day thereafter) following the termination of the Merger Agreement prior to the Outside Date.

“Special Redemption Price” means 101% of the aggregate principal amount of the subordinated notes being redeemed, plus accrued and unpaid interest to, but excluding, the Special Redemption Date.

The Special Mandatory Redemption rights will terminate and be of no force or effect upon and following the effective time of the Acquisition. Holders of the subordinated notes have no rights to require us to redeem or repurchase subordinated notes, except to enforce their rights to payment at maturity or as provided upon a Special Redemption Date.

Merger, consolidation or sale of assets

We may consolidate with or merge into any other corporation, or convey or transfer our properties and assets substantially as an entirety to any person or entity, provided that:

•

the corporation formed by such consolidation or into which we are merged or the person or entity which acquires by conveyance or transfer our properties and assets substantially as an entirety is a corporation organized and existing under the laws of the United States or any State or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal of and interest on all of the outstanding subordinated notes and the due and punctual performance and observance of all of the covenants and conditions to be performed by us contained in the indenture;

•

immediately after giving effect to the transaction, no event of default or default under the indenture, and no event which, after notice or the lapse of time or both, would become an event of default or a default, shall have occurred and be continuing; and

•	certain other conditions that are described in the indenture are met.

Upon any such consolidation or merger, or conveyance or transfer, the successor corporation formed, or into which we are merged or to which such conveyance or transfer is made, shall succeed to, and be substituted for, us under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of us or a transaction in which we incur a large amount of additional debt unless the transactions or change of control included a merger or consolidation or transfer of all or substantially all of our assets. There are no covenants or other provisions in the indenture providing for a put option, or increased interest, or that would otherwise afford holders of the subordinated notes additional protection in the event of a recapitalization transaction, a change of control of us or a transaction in which we incur or acquire a large amount of additional debt.

Although there is a limited body of case law interpreting the phrase “substantially as an entirety” and similar phrases, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve the property or assets of a person “substantially as an entirety.”

Additional notes

The subordinated notes will initially be limited to an aggregate principal amount of $            . We may in the future from time to time, without notice to or consent of the holders of the subordinated notes, create and issue additional subordinated notes having the same terms and conditions as the subordinated notes offered by this prospectus supplement in all respects, except for any differences in the issue date and price and interest accrued prior to the issue date of the additional subordinated notes; provided that no such additional subordinated notes may be issued unless they will be fungible with the subordinated notes offered hereby for U.S. federal income tax and securities law purposes; and provided, further, that the additional subordinated notes have the same CUSIP number as the subordinated notes offered hereby. The subordinated notes offered hereby and any additional subordinated notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional subordinated notes may be issued if any event of default has occurred and is continuing with respect to the subordinated notes.

Events of default; waiver

Under the indenture, an event of default will occur with respect to the subordinated notes only upon the occurrence of certain events of bankruptcy, insolvency or reorganization of FirstMerit or a receivership of a principal subsidiary bank. The term “principal subsidiary bank” means each of (i) any bank subsidiary the consolidated assets of which constitute 40% or more of our consolidated assets and (ii) any other bank subsidiary designated as a “principal subsidiary bank” by our Board of Directors; provided that if the Federal Reserve notifies us that our bank subsidiary that is a principal subsidiary bank applying the tests in clause (i) or (ii) above does not qualify as a “major subsidiary depository institution” within the requirements of the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies, such bank subsidiary will not be a principal subsidiary bank from and after the time we receive from the Federal Reserve such a notice. Currently, FirstMerit Bank is our only principal subsidiary bank and therefore is a “principal subsidiary bank.”

If an event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding subordinated notes may declare the principal amount and interest to be due and payable immediately. The foregoing provision would, in the event of the bankruptcy or insolvency involving FirstMerit, be subject as to enforcement to the broad equity powers of a federal bankruptcy court and to the determination by that court of the nature and status of the payment claims of the holders of the subordinated notes. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, this declaration may be annulled by the holders of a majority in principal amount of the outstanding subordinated notes of that series.

There is no right of acceleration in the case of a default in the payment of principal of or interest on the subordinated notes or in our non-performance of any other obligation under the subordinated notes or the indenture. If we default in our obligation to pay any interest on the subordinated notes when due and payable and such default continues for a period of 30 days, or if we default in our obligation to pay the principal amount due upon maturity, or if we breach any covenant or agreement contained in the indenture, then the trustee may, subject to certain limitations and conditions, seek to enforce its rights and the rights of the holders of subordinated notes of the performance of any covenant or agreement in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the subordinated notes may waive any past default with respect to the subordinated notes and its consequences, except a default consisting of:

•	our failure to pay the principal of or interest on the subordinated notes; or

•	a default relating to a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holders of each outstanding subordinated note.

The indenture contains a provision entitling the trustee, acting with the required standard of care, to be indemnified by the holders of any outstanding subordinated notes before proceeding to exercise any right or power under the indenture at the holders’ request. The holders of a majority in principal amount of outstanding subordinated notes of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee, with respect to the subordinated notes of that series. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of the subordinated notes not joining in the direction.

The indenture provides that no holder of the subordinated notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

•	such holder has previously given written notice to the trustee of a continuing event of default with respect to the subordinated notes;

•

the holders of not less than 25% in principal amount of the outstanding subordinated notes shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee hereunder;

•	such holder or holders have offered reasonably satisfactory indemnity to the trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

•

no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding subordinated notes of such series.

These limitations do not apply to a suit instituted by a holder of subordinated notes for the enforcement of payment of the principal of or any premium and interest on the subordinated notes on or after the maturity date.

Modification of the indenture

Except as set forth below, modification and amendment of the indenture as applicable to the subordinated notes may be made only with the consent of the holders of not less than a majority in principal amount of the subordinated notes and all other series of debt securities issued under the indenture and affected by such modification or amendment (voting as one class).

No modification or amendment of the indenture as applicable to the subordinated notes may, without the consent of each holder affected thereby, do any of the following:

•

change the stated maturity or due date of the principal of or interest payable on the subordinated notes or change any place of payment where or the currency in which such principal and interest is payable;

•	reduce the principal amount of or the rate or amount of interest on the subordinated notes;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the subordinated notes;

•

reduce the percentage of the holders of the subordinated notes necessary to modify or amend the indenture, or to waive compliance with certain provisions thereof or certain defaults and consequences thereunder;

•	modify any of the provisions with respect to the subordination of the subordinated notes of any series in a manner adverse to the holders; and

•	modify or affect in any manner adverse to the holders the terms and conditions of our obligation in respect of the due and punctual payment of the principal of or interest on the subordinated notes.

We and the trustee may modify or amend the indenture as applicable to the subordinated notes, without the consent of any holder of the subordinated notes, for any of the following purposes:

•	to evidence the succession of another person to us as obligor under the indenture;

•

to evidence and provide for the acceptance or appointment of a successor trustee with respect to the subordinated notes or facilitate the administration of the trusts under the indenture by more than one trustee;

•

to add to the covenants for the benefit of the holders of the subordinated notes or to surrender any right or power conferred upon us in the indenture, provided that such action shall not adversely affect the interests of the holders of the subordinated notes;

•	to add additional events of default;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of the holders of the subordinated notes in any material respect;

•	to secure the subordinated notes;

•	to establish the form of any securities and to provide for the issuance of any series of securities under the indenture and to set forth the terms thereof;

•	to provide for the issuance of subordinated notes in uncertificated form in place of certificated subordinated notes;

•	to qualify the indenture under the Trust Indenture Act; or

•	to comply with the rules and regulations of any securities exchange or automated quotation system on which the subordinated notes may be listed or traded.

No modification or amendment of the indenture that affects the superior position of any holder of senior indebtedness will be effective against any such holder unless such holder will have consented to such modification or amendment.

Discharge of obligations

Under the indenture, we may discharge certain obligations to holders of the subordinated notes that have not already been delivered to the trustee for cancellation. We can discharge these obligations by irrevocably depositing with the trustee funds in United States dollars or government obligations in an amount sufficient to pay the entire indebtedness on the subordinated notes, including the principal of and interest payable on the subordinated notes to the date of the deposit, if the subordinated notes have become due and payable, or to the maturity date, if the subordinated notes have not yet become due and payable. If the subordinated notes are not to become due and payable within one year of the date of such deposit, we must provide notice of such deposit to the holders of the subordinated notes.

Amounts deposited with the trustee in connection with the discharge of obligations described above and not prohibited under the subordination provisions of the indenture when deposited will not be subject to the subordination.

Trustee

Wells Fargo Bank, National Association will act as trustee for the subordinated notes. From time to time, we and our subsidiaries may maintain deposit accounts and conduct other banking transactions, including lending transactions, with the trustee in the ordinary course of business. Additionally, we maintain banking relationships with Wells Fargo Bank, National Association and its affiliates in the ordinary course of business. These banking relationships include Wells Fargo Bank, National Association serving as trustee under the indenture involving our existing debt securities and providing us with general banking services. Upon the occurrence of an event of default or a default under the subordinated notes, or upon the occurrence of a default under another indenture under which Wells Fargo Bank, National Association serves as trustee, the trustee may be deemed to have a conflicting interest with respect to the other debt securities as to which we are not in default for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, we would be required to appoint a successor trustee for the subordinated notes.

Notices

Any notices required to be given to the holders of the subordinated notes will be given to DTC.

Governing Law

The indenture and the subordinated notes are governed by and will be construed in accordance with the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

General

The subordinated notes offered hereby will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The subordinated notes will be issued on the issue date therefor only against payment in immediately available funds.

The subordinated notes offered hereby initially will be represented by one or more permanent global certificates (which may be subdivided) in definitive, fully registered form without interest coupons, which we refer to as the “global notes.”

The global notes will be deposited upon issuance with the trustee, as custodian for DTC in New York, New York, and registered in the name of DTC, as described below under “—Depositary procedures.”

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for subordinated notes in certificated form except in the limited circumstances described below under “—Exchange of book-entry notes for certificated notes.”

Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, which may change from time to time.

Depositary procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them.

We do not take any responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters. DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to as “participants,” and facilitate the clearance and settlement of transactions in those securities between DTC’s participants through electronic book-entry changes in accounts of its participants. DTC’s participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly, which entities are referred to as “indirect participants.”

Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of its participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of DTC’s participants and indirect participants.

Pursuant to procedures established by DTC:

•	upon deposit of the global notes, DTC will credit the accounts of its participants designated by the underwriters with portions of the principal amount of the global notes; and

•

ownership of such interests in the global notes will be maintained by DTC (with respect to its participants) or by DTC’s participants and indirect participants (with respect to other owners of beneficial interests in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are participants in such system, or indirectly through organizations that are participants or indirect participants in such system. The depositaries, in turn, will hold interests in the subordinated notes in customers’ securities accounts in the depositaries’ names on the books of DTC.

All interests in a global note will be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants, the ability of beneficial owners of interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the subordinated notes, see “—Exchange of book-entry notes for certificated notes.”

Except as described below, owners of interests in the global notes will not have subordinated notes registered in their names, will not receive physical delivery of subordinated notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest on, a global note registered in the name of DTC or its nominee will be payable by the trustee (or the paying agent if other than the trustee) to DTC in its capacity as the registered holder under the indenture. We and the trustee, as applicable, will treat the persons in whose names the subordinated notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of us, the trustee or any of our respective agents has or will have any responsibility or liability for:

•

any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the subordinated notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of subordinated notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, as applicable, or us.

Neither we nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the subordinated notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC procedures and will be settled in same-day funds.

Exchange of book-entry notes for certificated notes

The global notes are exchangeable for certificated subordinated notes in definitive, fully registered form without interest coupons only if DTC notifies us that it is unwilling or unable to continue as depositary for the global notes.

Same-day settlement and payment

Initial settlement for the subordinated notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section describes the United States federal income tax considerations related to the acquisition, ownership and disposition of the subordinated notes we are offering. It is not a complete analysis of all the potential tax considerations relating to the subordinated notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions. These authorities may be changed, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below.

This summary is limited to beneficial owners of the subordinated notes that purchase the subordinated notes upon their initial issuance at their “initial offering price” (i.e., the first price at which a substantial amount of the subordinated notes is sold for cash to investors (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers)) and that will hold the subordinated notes as capital assets within the meaning of Section 1221 of the Code for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all United States federal income tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

(i)	holders subject to the alternative minimum tax;

(ii)	banks, insurance companies, or other financial institutions;

(iii)	regulated investment companies;

(iv)	real estate trusts;

(v)	tax-exempt organizations;

(vi)	brokers and dealers in securities or commodities;

(vii)	expatriates;

(viii)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(ix)	United States holders (as defined below) whose functional currency is not the United States dollar;

(x)	persons that will hold the subordinated notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

(xi)	persons deemed to sell the subordinated notes under the constructive sale provisions of the Code; or

(xii)	entities or arrangements classified as partnerships for United States federal income tax purposes or other pass-through entities, or investors in such entities.

If an entity or arrangement classified as a partnership for United States federal income tax purposes holds subordinated notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement classified as a partnership for United States federal income tax purposes that will hold subordinated notes or a partner of such a partnership, you are urged to consult your tax advisor regarding the tax consequences of holding the subordinated notes to you.

This summary of certain United States federal income tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax considerations arising under other United States federal tax laws (such as the estate or gift tax laws) or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

United States Holders

This subsection describes the tax considerations for a United States holder. You are a United States holder if you are a beneficial owner of a subordinated note and you are:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States, if one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

Payments of interest.

It is anticipated, and this discussion assumes, that the subordinated notes will be issued at par or at a discount that is no more than “de minimis” for United States federal income tax purposes. Stated interest on the subordinated notes will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

Sale, exchange, retirement or other taxable disposition of the subordinated notes.

Upon the sale, exchange, retirement or other taxable disposition of a subordinated note, you will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which, if not previously included in income, will be treated as interest as described above) and your adjusted tax basis in the subordinated note. Your adjusted tax basis in a subordinated note generally will be its cost. Gain or loss recognized on the disposition of a subordinated note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, your holding period for the subordinated note is more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Medicare Tax.

For taxable years beginning after December 31, 2012, certain United States holders who are individuals, estates or trusts will be subject to a 3.8% Medicare tax on the lesser of (i) the United States holder’s “net investment income” for the relevant taxable year (undistributed net investment income in the case of an estate or trust) and (ii) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income generally will include its interest income and its net gains from the disposition of the subordinated notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the subordinated notes.

Information reporting and backup withholding.

In general, information reporting requirements will apply to payments of interest and the proceeds of certain sales and other taxable dispositions (including retirements) of the subordinated notes unless you are an exempt recipient. Backup withholding (currently at a rate of 28%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service, or the IRS, that payments to you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis.

Non-United States Holders

This subsection describes the tax considerations for a non-United States holder. You are a non-United States holder if you are the beneficial owner of a subordinated note that is an individual, corporation, estate or trust and that is not a United States holder.

Payments of interest.

Subject to the discussion of backup withholding below, payments of interest on the subordinated notes to you generally will be exempt from United States federal income tax and withholding tax under the “portfolio interest” exemption if you properly certify as to your foreign status (as described below) and:

•

you do not conduct a trade or business within the United States to which the interest income is effectively connected (or, in the case of an applicable income tax treaty, attributable to your permanent establishment in the United States);

•

you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	you are not a “controlled foreign corporation” that is related to us through stock ownership; and

•	you are not a bank that receives such interest in a transaction described in section 881(c)(3)(A) of the Code.

The portfolio interest exemption generally applies only if you appropriately certify as to your foreign status. You can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent certifying under penalty of perjury that you are not a United States person. If you hold the subordinated notes through a securities clearing organization, financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to such agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts and other intermediaries, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above for the portfolio interest exemption, payments of interest made to you on the subordinated notes will be subject to the 30% United States federal withholding tax, unless you provide us either with (1) a properly executed IRS Form W-8BEN (or successor form) establishing an exemption from (or a reduction of) withholding under the benefit of an applicable income tax treaty or (2) a properly executed IRS Form W-8ECI (or successor form) certifying that interest paid on the subordinated note is not subject to withholding tax because the interest is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—Income or gain effectively connected with a United States trade or business”).

Sale, exchange, retirement or other taxable disposition of subordinated notes.

Subject to the discussion of backup withholding below, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a subordinated note unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States); or

•	you are an individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If you are described in the first bullet point, see “—Income or gain effectively connected with a United States trade or business” below. If you are described in the second bullet point, you will generally be subject to United States federal income tax at a rate of 30% on the amount by which your capital gains allocable to United States sources, including gain from such disposition, exceed any capital losses allocable to United States sources, except as otherwise required by an applicable income tax treaty.

To the extent that the amount realized on a sale, redemption, exchange, retirement or other taxable disposition of the subordinated notes is attributable to accrued but unpaid interest on the subordinated notes, this amount generally will be treated in the same manner as described in “—Payments of interest” above.

Income or gain effectively connected with a United States trade or business.

If you are engaged in the conduct of a trade or business in the United States and interest on a subordinated note or gain recognized from the sale, exchange, redemption, retirement or other taxable disposition of a subordinated note is effectively connected with the conduct of that trade or business, you will generally be subject to United States federal income tax (but not the 30% United States federal withholding tax on interest if certain certification requirements are satisfied) on that interest and on gain on a net income basis in the same manner as if you were a United States person as defined under the Code. You can generally meet these certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are eligible for the benefits of an income tax treaty between the United States and your country of residence, any effectively connected income or gain generally will be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by you in the United States. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% (or a lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Information reporting and backup withholding.

Generally, information returns will be filed with the IRS in connection with payments of interest on the subordinated notes and proceeds from the sale or other taxable disposition (including a retirement or redemption)

of the subordinated notes. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You may be subject to backup withholding of tax on payments of interest and, depending on the circumstances, the proceeds of a sale or other taxable disposition (including a retirement or redemption) unless you comply with certain certification procedures to establish that you are not a United States person. The certification procedures required to claim an exemption from withholding of tax on interest described above generally will satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that you furnish the required information to the IRS on a timely basis. You are urged to consult your own tax advisor regarding the application of backup withholding rules in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Additional FATCA Withholding.

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of certain interests in or accounts with those entities) have been satisfied. FATCA does not apply to debt instruments issued before January 1, 2014, such as the subordinated notes, unless such instruments are significantly modified after that date. Under recently issued final Treasury Regulations, these rules generally apply to interest in respect of securities such as the subordinated notes paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities such as the subordinated notes paid on or after January 1, 2017. Prospective non-United States holders should consult their own tax advisors regarding the implications of FATCA and the recently issued Treasury Regulations on their investment in the subordinated notes.

The discussion of United States federal income tax considerations set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Prospective purchasers of the subordinated notes are urged to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of subordinated notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC are acting as the representatives of each of the underwriters named below. Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, each of the underwriters has severally and not jointly agreed to purchase from us, and we have agreed to sell to that underwriter, the principal amount of subordinated notes listed next to its name in the following table:

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
RBC Capital Markets, LLC .
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC

Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters are obligated to take all of the subordinated notes sold under the underwriting agreement if any of these subordinated notes are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the subordinated notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the subordinated notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the subordinated notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of     % of the principal amount of the subordinated notes. After the initial offering to the public, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

New Issue of Subordinated Notes

The subordinated notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the subordinated notes on any national securities exchange or for inclusion of the subordinated notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the subordinated notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the subordinated notes or that an active public market for the subordinated notes will develop. If an active public trading market for the subordinated notes does not develop, the market price and liquidity of the subordinated notes may be adversely affected. If the subordinated notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

We have agreed that we will not, during the period commencing on the date of this prospectus supplement and ending on the closing date of this offering, without first obtaining the prior written consent of the representatives, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, or announce the offering of any debt securities similar to the subordinated notes or securities exchangeable for or convertible into debt securities similar to the subordinated notes, except for the subordinated notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the subordinated notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of subordinated notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing subordinated notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the subordinated notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the subordinated notes or preventing or retarding a decline in the market price of the subordinated notes. As a result, the price of the subordinated notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the subordinated notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, RBC Capital Markets, LLC has advised us in connection with the Acquisition and will receive customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the subordinated notes offered hereby. Any such short positions could adversely affect future trading prices of the subordinated notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (we refer to each such member state as a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of subordinated notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of subordinated notes to the public shall require FirstMerit Corporation or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of subordinated notes to the public” in relation to any subordinated notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the subordinated notes to be offered so as to enable an investor to decide to purchase or subscribe the subordinated notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (we refer to all such persons together as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented and agreed that:

a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the subordinated notes in circumstances in which Section 21(1) of the FSMA does not apply to FirstMerit Corporation; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the subordinated notes in, from or otherwise involving the United Kingdom.

Hong Kong

The subordinated notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the subordinated notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to subordinated notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the subordinated notes may not be circulated or distributed, nor may the subordinated notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the subordinated notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the subordinated notes under Section 275 of the SFA except:

(1) to an institutional investor under Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is given for the transfer;

(3) where the transfer is by operation of law; or

(4) as specified in Section 276(7) of the SFA.

Japan

The subordinated notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any subordinated notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the subordinated notes will be passed upon for us by Jones Day. The validity of the subordinated notes will be passed upon for the underwriters by Squire Sanders (US) LLP.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2011, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens appearing in FirstMerit’s Current Report on Form 8-K filed with the SEC on November 23, 2012 for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

FIRSTMERIT CORPORATION

Common Stock

Preferred Stock

Depositary Shares

Warrants

Senior Debt Securities

Subordinated Debt Securities

Units

We may offer and sell from time to time our common stock, preferred stock, depositary shares, warrants, senior debt securities and subordinated debt securities, as well as units that include any of these securities.

We will provide the specific terms of the securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the securities.

Our common stock, without par value, is listed on the NASDAQ Global Select Market under the symbol “FMER.”

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are unsecured and are not savings accounts, deposits or other obligations of our bank or nonbank subsidiaries, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated November 23, 2012.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. As permitted under the rules of the SEC, this prospectus incorporates important business information about FirstMerit that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. We are not making offers to sell the securities described in this prospectus in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The words “FirstMerit,” “Corporation,” “Registrant,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our website at http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2011;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•	our Current Reports on Form 8-K, as filed with the SEC on April 23, 2012, July 20, 2012, August 31, 2012, September 13, 2012 and November 23, 2012; and

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the description of our common stock contained in our Current Report on Form 8-K filed with the SEC on February 22, 2008, or contained in any subsequent amendment or report filed for the purpose of updating such description.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the termination of the offerings under this prospectus. We do not and will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

(330) 996-6300

THE COMPANY

FirstMerit Corporation is a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended.

The mailing address of our principal executive offices is III Cascade Plaza, Akron, Ohio 44308; telephone number (330) 996-6300. Our website address is http://www.firstmerit.com. We do not intend for information contained in our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of (1) earnings to fixed charges and (2) earnings to combined fixed charges and preferred stock dividends for each of the periods indicated. We do not currently have any preferred stock outstanding.

Ratio of Earnings to Fixed Charges:

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
	(unaudited)
Including Interest on Deposits	5.21	3.72	2.62	1.94	1.84	1.58

Excluding Interest on Deposits	22.14	14.80	7.62	4.12	3.74	2.84

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
	(unaudited)
Including Interest on Deposits	5.21	3.72	2.62	1.91	1.84	1.58

Excluding Interest on Deposits	22.14	14.80	7.62	3.92	3.74	2.84

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For the purpose of calculating the ratio of earnings to combined fixed charges, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of consolidated interest expense, excluding or including interest on deposits, as the case may be; and that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

We compute the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and preferred stock dividends. Preferred stock dividends represent the amount of pre-tax income required to pay the dividends on preferred stock. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value per share, or the Series A Preferred Stock, on January 9, 2009, we had had no preferred stock outstanding during the period presented. The Series A Preferred Stock was repurchased on April 22, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2007, 2008, 2010 and 2011.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Jones Day will pass upon the validity of the securities being offered hereby.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Citizens Republic Bancorp, Inc., appearing in FirstMerit’s Current Report on Form 8-K dated November 21, 2012, for the year ended December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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FirstMerit Corporation

$

    % Subordinated Notes due 2023

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

RBC Capital Markets

Barclays

Credit Suisse

                    , 2013